UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES ACT OF 1934

SQUARESPACE, INC.

(Name of the Issuer)

Squarespace, Inc.

Spaceship Purchaser, Inc.

Spaceship Group MergerCo, Inc.

Accel Leaders 3 L.P.

Accel Leaders 3 Entrepreneurs L.P.

Accel Leaders 3 Associates L.P.

Accel Leaders 3 Investors (2020) L.P.

Accel Leaders 3 GP Associates L.L.C.

General Atlantic, L.P.

General Atlantic Partners 100, L.P.

GAP Coinvestments III, LLC

GAP Coinvestments IV, LLC

GAP Coinvestments V, LLC

GAP Coinvestments CDA, L.P.

General Atlantic (SPV) GP, LLC

General Atlantic GenPar, L.P.

General Atlantic (SQRS II), L.P.

Anthony Casalena

Casalena Foundation

Permira Advisers LLC
Permira Management S.à r.l.
Permira Portfolio Management Limited
Permira VIII GP S.à r.l.
Permira VIII Holdco GP S.à r.l.
Surveyorlux SCSp
Spaceship Holdings GP 1, LLC
Spaceship Intermediate 1, LP
Spaceship Holdings GP 2, LLC
Spaceship Parent, LP
Spaceship HoldCo, LLC
Spaceship MidCo, Inc.
Spaceship Intermediate 2, Inc.
Permira VIII - 1 SCSp
Permira VIII - 2 SCSp
Permira VIII AIV LP1 L.P.
Permira VIII AIV LP2 L.P.
Permira VIII CIS SCSp
Permira VIII CIS 2 SCSp

PILI 1 Portfolio SCSp
PILI 2 Portfolio SCSp
PILI 4 Portfolio SCSp
Permira Investment Capital LP
Permira Investment Capital II LP
Permira Investment Capital III LP

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

85225A107

(CUSIP Number of Class of Securities)

Anthony Casalena Chief Executive Officer Squarespace, Inc. 225 Varick Street, 12th Floor New York, New York 10014 Tel: (646) 580-3456
Permira Advisers LLC
Spaceship Purchaser, Inc.
Spaceship Group MergerCo, Inc.
Spaceship Holdings GP 1, LLC
Spaceship Intermediate 1, LP
Spaceship Holdings GP 2, LLC
Spaceship Parent, LP
Spaceship HoldCo, LLC
Spaceship MidCo, Inc.
Spaceship Intermediate 2, Inc.
Permira VIII AIV LP1 L.P.
Permira VIII AIV LP2 L.P.
c/o Permira Advisers LLC
320 Park Avenue, 23rd Floor
New York, New York 10022
Tel: (212) 386-7480
Permira VIII – 1 SCSp
Permira VIII – 2 SCSp
Permira VIII CIS SCSp
Permira VIII CIS 2 SCSp
PILI 1 Portfolio SCSp
PILI 2 Portfolio SCSp
PILI 4 Portfolio SCSp
Permira Management S.à r.l.
Permira VIII GP S.à r.l.
Permira VIII Holdco GP S.à r.l.
Surveyorlux SCSp
c/o Permira
Management S.à r.l.,
488 route de Longwy, L-1940
Luxembourg
Tel: +352 26 441 651
Permira Investment Capital LP
Permira Investment Capital II LP
Permira Investment Capital III LP
Permira Portfolio Management Limited
c/o Permira
Advisers Limited,
PO Box 503,
Trafalgar Court,
Les Banques, St
Peter Port, GY1
6DJ, Guernsey
Tel: +44 1481 743 200
Accel Leaders 3 L.P.
Accel Leaders 3 Entrepreneurs L.P.
Accel Leaders 3 Associates L.P.
Accel Leaders 3 Investors (2020) L.P.
Accel Leaders 3 GP Associates L.L.C.
500 University Avenue
Palo Alto, California
94301
Tel: (650) 614-4800	General Atlantic, L.P.
General Atlantic Partners 100, L.P.
GAP Coinvestments III, LLC
GAP Coinvestments IV, LLC
GAP Coinvestments V, LLC
GAP Coinvestments CDA, L.P.
General Atlantic (SPV) GP, LLC
General Atlantic GenPar, L.P.
General Atlantic (SQRS II), L.P.
c/o General Atlantic Service Company, L.P.,
55 East 52nd Street, 33rd Floor,
New York, NY 10055
	Tel: (212) 715-4000	Anthony Casalena Casalena Foundation c/o Squarespace, Inc. 225 Varick Street, 12th Floor New York, New York 10014 Tel: (646) 580-3456

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Allison Schneirov Christopher Barlow Daniel Luks Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 Tel: (212) 735-3000	Brian Mangino Amber Banks Mariclaire Brewer Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 Tel: (212) 906-1200	Ben Beerle Cooley LLP 3 Embarcadero Center, 20th Floor San Francisco, CA 94111 Tel: (415) 693-2000	Matthew W. Abbott Christopher J. Cummings Ellen N. Ching Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 Tel: (212) 373-3000	Todd Cleary Megan J. Baier Cathrine Riley Tzipori Wilson, Sonsini, Goodrich & Rosati P.C. 1301 Avenue of the Americas New York, NY 10019 Tel: (212) 999-5800

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) to the Transaction Statement on Schedule 13E-3 (as amended hereby, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Squarespace, Inc., a Delaware corporation (“Squarespace” or the “Company”) and the issuer of the Class A common stock, par value $0.0001 per share (the “Company common stock”) that is the subject of the Rule 13e-3 transaction; (2) Spaceship Purchaser, Inc., a Delaware corporation (“Parent”); (3) Spaceship Group MergerCo, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”, and together with Parent, the “Buyer Parties”); (4) Accel Leaders 3 L.P., a Delaware limited partnership (“ALF3”); (5) Accel Leaders 3 Entrepreneurs L.P., a Delaware limited partnership (“ALF3E”); (6) Accel Leaders 3 Associates L.P., a Delaware limited partnership (“ALF3A LP”); (7) Accel Leaders 3 Investors (2020) L.P., a Delaware limited partnership (“ALFI20”); (8) Accel Leaders 3 GP Associates L.L.C., a Delaware limited liability company (“ALF3A”, and together with ALF3, ALF3E, ALF3A LP and ALFI20, “Accel”); (9) General Atlantic, L.P., a Delaware limited partnership (“GA LP”); (10) General Atlantic Partners 100, L.P., a Delaware limited partnership (“GAP 100”); (11) GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”); (12) GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”); (13) GAP Coinvestments V, LLC, a Delaware limited liability company (“GAPCO V”); (14) GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”); (15) General Atlantic (SPV) GP, LLC, a Delaware limited liability company (“GA SPV”); (16) General Atlantic GenPar, L.P., a Delaware limited partnership (“GA GenPar”); (17) General Atlantic (SQRS II), L.P., a Delaware limited partnership (“GA SQRS II”, and together with GA LP, GAP 100, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA, GA SPV and GA GenPar, “General Atlantic”); (18) Anthony Casalena; (19) Casalena Foundation, a Delaware corporation (together with Mr. Casalena, the Anthony Casalena 2019 Family Trust and the Anthony Casalena Revocable Trust, “Casalena”); (20) Permira Advisers LLC, a New York limited liability company (“Permira Advisers”); (21) Permira Management S.à r.l., a société à responsabilité limitée organized and existing under the laws of Grand Duchy of Luxembourg; (22) Permira Portfolio Management Limited, a private limited company organized and existing under the laws of Guernsey; (23) Permira VIII GP S.à r.l., a société à responsabilité limitée organized and existing under the laws of Grand Duchy of Luxembourg; (24) Permira VIII Holdco GP S.à r.l., a société à responsabilité limitée organized and existing under the laws of Grand Duchy of Luxembourg; (25) Permira VIII - 1 SCSp, a société en commandite spéciale organized and existing under the laws of Grand Duchy of Luxembourg; (26) Permira VIII - 2 SCSp, a société en commandite spéciale organized and existing under the laws of Grand Duchy of Luxembourg; (27) Permira VIII AIV LP1 L.P., a Delaware limited partnership; (28) Permira VIII AIV LP2 L.P., a Delaware limited partnership; (29) Permira VIII CIS SCSp, a société en commandite spéciale organized and existing under the laws of Grand Duchy of Luxembourg; (30) Permira VIII CIS 2 SCSp, a société en commandite spéciale organized and existing under the laws of Grand Duchy of Luxembourg; (31) PILI 1 Portfolio SCSp, a société en commandite spéciale organized and existing under the laws of Grand Duchy of Luxembourg; (32) PILI 2 Portfolio SCSp, a société en commandite spéciale organized and existing under the laws of Grand Duchy of Luxembourg; (33) PILI 4 Portfolio SCSp, a société en commandite spéciale organized and existing under the laws of Grand Duchy of Luxembourg; (34) Permira Investment Capital LP, a limited partnership organized and existing under the laws of Guernsey; (35) Permira Investment Capital II LP, a limited partnership organized and existing under the laws of Guernsey; (36) Permira Investment Capital III LP, a limited partnership organized and existing under the laws of Guernsey; (37) Surveyorlux SCSp, a société en commandite spéciale organized and existing under the laws of Grand Duchy of Luxembourg; (38) Spaceship Holdings GP 1, LLC, a Delaware limited liability company; (39) Spaceship Intermediate 1, LP, a Delaware limited partnership (“Intermediate 1”); (40) Spaceship Holdings GP 2, LLC, a Delaware limited liability company; (41) Spaceship Parent, LP, a Delaware limited partnership; (42) Spaceship HoldCo, LLC, a Delaware limited liability company; (43) Spaceship MidCo, Inc., a Delaware corporation; and (44) Spaceship Intermediate 2, Inc., a Delaware corporation.

This Transaction Statement relates to the Agreement and Plan of Merger, dated May 13, 2024 (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time, the “Merger Agreement”), by and among Squarespace, Parent and Merger Sub. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Squarespace (the “Merger”), with Squarespace surviving the Merger and becoming a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), (1) each share of Company common stock issued and outstanding as of immediately prior to the Effective Time (other than shares held by (a) the Company, the Buyer Parties and any of their respective subsidiaries and the shares of Company common stock rolled over by (i) certain funds affiliated with Accel (the “Accel Rollover Entities”), (ii) GA SQRS II and (iii) Casalena pursuant to the Support Agreements (as defined below) (the “Owned Company Shares”) and (b) stockholders who have neither voted in favor of the Merger nor consented thereto in writing and who have properly demanded appraisal of such shares of Company common stock pursuant to, and in accordance with, Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $44.00, without interest thereon and subject to any applicable withholding taxes and (2) each Owned Company Share will be cancelled and extinguished without any conversion thereof or consideration paid therefor. Following the Merger, Company common stock will no longer be publicly traded, and the Company’s stockholders (other than Accel (and certain of its affiliated funds), GA SQRS II and Casalena, indirectly) will cease to have any ownership interest in the Company.

In connection with entering into the Merger Agreement, on May 13, 2024, Parent and Squarespace entered into support agreements with (a) certain funds affiliated with Accel (the “Accel Supporting Entities”), (b) GA SQRS II and (c) Casalena (together, the “Support Agreements”). Pursuant to the Support Agreements, such stockholders have agreed, among other things, to vote all of their shares of Company common stock in favor of the adoption of the Merger Agreement and the approval of the Merger and against any other action, agreement or proposal which would reasonably be expected to prevent, materially impair or materially delay the consummation of the Merger or any of the transactions contemplated by the Merger Agreement, subject to the terms and conditions contained in the Support Agreements. In addition, the Accel Rollover Entities, GA SQRS II, the Casalena Foundation, the Anthony Casalena 2019 Family Trust and the Anthony Casalena Revocable Trust agreed to contribute to a direct or indirect parent company of Parent a portion of their respective holdings of Company common stock in exchange for equity interests in such a direct or indirect parent company of Parent. As a result of the Merger, the shares of Company common stock contributed to such direct or indirect parent company of Parent by the Accel Rollover Entities, GA SQRS II, the Casalena Foundation, the Anthony Casalena 2019 Family Trust and the Anthony Casalena Revocable Trust will be cancelled and extinguished without any conversion thereof or consideration paid therefor along with the other Owned Company Shares. In connection with entering into the Merger Agreement, on May 13, 2024, Intermediate 1 (an indirect parent of Parent), Casalena, GA SQRS II, ALF3 (for itself and as nominee for ALF3, ALF3E and ALFI20) and Accel Leaders 4 L.P. (for itself and as nominee for Accel Leaders 4 L.P., Accel Leaders 4 Entrepreneurs L.P. and Accel Leaders 4 Investors (2022) L.P.) entered into an interim investors agreement governing the relationship among the parties thereto between signing and closing of the Merger Agreement.

The board of directors of the Company (the “Board”) formed a special committee of the Board comprised solely of independent and disinterested directors (the “Special Committee”) to evaluate and negotiate a possible sale transaction involving the Company and other strategic alternatives and provide a recommendation to the Board as to whether or not to approve any such transaction. The Special Committee, as more fully described in the preliminary Proxy Statement, evaluated the Merger, with the assistance of its own independent financial and legal advisors. After careful consideration, the Special Committee, pursuant to resolutions adopted at a meeting of the Special Committee held on May 12, 2024, unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to, and in the best interests of Squarespace and the Unaffiliated Company Stockholders (as defined below), (2) recommended that the Board approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, and (3) resolved to recommend that the Unaffiliated Company Stockholders adopt the Merger Agreement. “Unaffiliated Company Stockholders” means the holders of Company common stock, excluding (1) General Atlantic, L.P., its investment fund affiliates and its portfolio companies majority owned by such investment fund affiliates, (2) Accel Management Co. Inc., its investment fund affiliates and its portfolio companies majority owned by such investment fund affiliates, (3) Permira Advisers, its investment fund affiliates and its portfolio companies majority owned by such investment fund affiliates, (4) Anthony Casalena and his controlled affiliates, (5) the members of the Board and (6) any person that Squarespace has determined to be an “officer” of Squarespace within the meaning of Rule 16a-1(f) of the Exchange Act.

The Board, acting upon the recommendation of the Special Committee, unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to, and in the best interests of Squarespace and its stockholders, (2) approved the execution and delivery of the Merger Agreement by Squarespace, the performance by Squarespace of its covenants and other obligations in the Merger, and the consummation of the Merger Agreement upon the terms and conditions set forth therein, and (3) resolved to recommend that Squarespace’s stockholders adopt the Merger Agreement.

The Merger cannot be completed without the affirmative vote of (1) the holders of a majority in voting power of the outstanding shares of Company common stock; (2) the holders of a majority in voting power of the outstanding shares of Company common stock beneficially owned, directly or indirectly, by the Unaffiliated Company Stockholders; (3) the holders of a majority of the outstanding shares of Class A common stock; and (4) the holders of a majority of the outstanding shares of Class B common stock, in each case, to adopt the Merger Agreement.

Concurrently with the filing of this Amendment No. 1, the Company is filing Amendment No. 1 to its preliminary proxy statement (as amended thereby, the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC, pursuant to which the Company is soliciting proxies from the Company’s stockholders in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger may be deemed to constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

SCHEDULE 13E-3 ITEMS

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

Item 2. Subject Company Information

(a) Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“The Parties to the Merger—Squarespace”

“Important Information Regarding Squarespace”

“Questions and Answers”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“Questions and Answers”

“Important Information Regarding Squarespace—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Squarespace—Market Price of Squarespace Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Squarespace—Dividends”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Squarespace—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Squarespace—Prior Public Offerings”

“Important Information Regarding Squarespace—Transactions in Squarespace Common Stock”

Item 3. Identity and Background of Filing Person

(a) – (c) Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“The Parties to the Merger”

“Important Information Regarding Squarespace”

“Important Information Regarding the Purchaser Filing Parties”

Item 4. Terms of the Transaction

(a)-(1) Material terms. Tender offers. Not applicable.

(a)-(2) Material terms. Mergers or similar transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Squarespace Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Position of the Permira Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for Squarespace After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Squarespace if the Merger is Not Completed”

“Special Factors—Interests of Squarespace’s Directors and Executive Officers in the Merger”

“Special Factors—U.S. Federal Income Tax Considerations of the Merger”

“Special Factors—Accounting Treatment”

“The Special Meeting—Votes Required”

“The Merger Agreement—Exchange and Payment Procedures”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Conditions to the Closing of the Merger”

Annex A—Agreement and Plan of Merger

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Financing of the Merger—Rollover Equity”

“Special Factors—Interests of Squarespace’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Exchange and Payment Procedures”

“The Merger Agreement—Employee Matters”

“The Merger Agreement—Indemnification and Insurance”

“The Support Agreements”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex C—Support Agreement (Casalena)

Annex D—Support Agreement (General Atlantic)

Annex E⸺Support Agreement (Accel)

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Appraisal Rights”

“Questions and Answers”

“The Special Meeting—Appraisal Rights”

“Special Factors—Certain Effects of the Merger”

“Appraisal Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Squarespace Board”

“Provisions for Unaffiliated Company Stockholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Squarespace’s Directors and Executive Officers in the Merger”

“Special Factors—Fee Funding Agreement”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Support Agreements”

“Important Information Regarding Squarespace—Prior Public Offerings”

“Important Information Regarding Squarespace—Transactions in Squarespace Common Stock”

“Important Information Regarding Squarespace—Past Contracts, Transactions, Negotiations and Agreements”

“Important Information Regarding the Purchaser Filing Parties”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex C—Support Agreement (Casalena)

Annex D—Support Agreement (General Atlantic)

Annex E⸺Support Agreement (Accel)

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Squarespace Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Position of the Permira Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of Squarespace’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“The Support Agreements”

“Interim Investors Agreement”

Annex A—Agreement and Plan of Merger

Annex C—Support Agreement (Casalena)

Annex D—Support Agreement (General Atlantic)

Annex E⸺Support Agreement (Accel)

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Intent of Squarespace’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Interests of Squarespace’s Directors and Executive Officers in the Merger”

“Special Factors—Fee Funding Agreement”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Special Meeting—Votes Required”

“The Support Agreements”

“Interim Investors Agreement”

“Important Information Regarding Squarespace—The Voting and Support Agreement”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex C—Support Agreement (Casalena)

Annex D—Support Agreement (General Atlantic)

Annex E⸺Support Agreement (Accel)

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Plans for Squarespace After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Squarespace if the Merger is Not Completed”

“Special Factors—Interests of Squarespace’s Directors and Executive Officers in the Merger”

“Special Factors—Delisting and Deregistration of Squarespace Common Stock”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Effect of the Merger”

“The Merger Agreement—Directors and Officers; Certificate of Incorporation; Bylaws”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Exchange and Payment Procedures”

Annex A—Agreement and Plan of Merger

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Squarespace Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Position of the Permira Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for Squarespace After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Squarespace if the Merger is Not Completed”

“Special Factors—Intent of Squarespace’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Interests of Squarespace’s Directors and Executive Officers in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Effect of the Merger”

“The Merger Agreement— Directors and Officers; Certificate of Incorporation; Bylaws”

“The Merger Agreement—Merger Consideration”

“The Support Agreements”

“Important Information Regarding Squarespace”

Annex A—Agreement and Plan of Merger

Annex B—Opinion of Centerview Partners LLC

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Squarespace Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Position of the Permira Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for Squarespace After the Merger”

“Special Factors—Certain Effects of the Merger”

Annex B—Opinion of Centerview Partners LLC

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Squarespace Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Position of the Permira Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for Squarespace After the Merger”

“Special Factors—Certain Effects on Squarespace if the Merger is Not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Squarespace Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Position of the Permira Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for Squarespace After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Squarespace if the Merger is Not Completed”

“Special Factors—Unaudited Prospective Financial Information”

Annex B—Opinion of Centerview Partners LLC

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Squarespace Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Position of the Permira Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for Squarespace After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Squarespace if the Merger is Not Completed”

“Special Factors—Interests of Squarespace’s Directors and Executive Officers in the Merger”

“Special Factors—U.S. Federal Income Tax Considerations of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Delisting and Deregistration of Squarespace Common Stock”

“The Merger Agreement—Effect of the Merger”

“The Merger Agreement— Directors and Officers; Certificate of Incorporation; Bylaws”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Indemnification and Insurance”

“The Merger Agreement—Employee Matters”

“Appraisal Rights”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex B—Opinion of Centerview Partners LLC

Item 8. Fairness of the Transaction

(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Squarespace Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Position of the Permira Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Squarespace’s Directors and Executive Officers in the Merger”

Annex B—Opinion of Centerview Partners LLC

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Squarespace Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Position of the Permira Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“The Special Meeting—Votes Required”

“The Special Meeting—Voting of Proxies”

“The Special Meeting—Revocability of Proxies”

“The Merger Agreement—Conditions to the Closing of the Merger”

“Proposal 1: The Merger Proposal”

Annex A—Agreement and Plan of Merger

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Squarespace Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Position of the Permira Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

Annex B—Opinion of Centerview Partners LLC

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Squarespace Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Position of the Permira Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of Squarespace’s Directors and Executive Officers in the Merger”

“Special Factors—Intent of Squarespace’s Directors and Executive Officers to Vote in Favor of the Merger”

(f) Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Squarespace Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) – (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Squarespace Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Materials Provided to Permira by Goldman Sachs”

“Special Factors—Position of the Permira Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Where You Can Find Additional Information”

Annex B—Opinion of Centerview Partners LLC

(c) Availability of documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Where You Can Find Additional Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of Company common stock or by a representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a) – (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Other Covenants”

“The Merger Agreement—Conditions to the Closing of the Merger”

“The Merger Agreement—Conduct of Business Pending the Merger”

Annex A—Agreement and Plan of Merger

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects on Squarespace if the Merger is Not Completed”

“Special Factors—Fee Funding Agreement”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

“The Merger Agreement—Fees and Expenses”

“The Merger Agreement—Company Termination Fee”

“The Merger Agreement—Parent Termination Fee”

Annex A—Agreement and Plan of Merger

Item 11. Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Squarespace’s Directors and Executive Officers in the Merger”

“Important Information Regarding Squarespace—Security Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding the Purchaser Filing Parties”

“The Support Agreements”

Annex C—Support Agreement (Casalena)

Annex D—Support Agreement (General Atlantic)

Annex E⸺Support Agreement (Accel)

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Important Information Regarding Squarespace—Transactions in Squarespace Common Stock”

“Important Information Regarding Squarespace—Prior Public Offerings”

“The Merger Agreement”

“The Support Agreements”

Annex A—Agreement and Plan of Merger

Annex C—Support Agreement (Casalena)

Annex D—Support Agreement (General Atlantic)

Annex E⸺Support Agreement (Accel)

Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Squarespace Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Position of the Permira Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Intent of Squarespace’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“The Special Meeting—Votes Required”

“The Support Agreements”

Annex C—Support Agreement (Casalena)

Annex D—Support Agreement (General Atlantic)

Annex E⸺Support Agreement (Accel)

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Squarespace Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Position of the Permira Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Proposal 1: The Merger Proposal”

Item 13. Financial Information

(a) Financial statements. The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Unaudited Prospective Financial Information”

“Important Information Regarding Squarespace—Selected Historical Consolidated Financial Data”

“Important Information Regarding Squarespace—Book Value Per Share”

“Where You Can Find Additional Information”

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Squarespace Board”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties”

“Special Factors—Position of the Permira Filing Parties and Parent Entities as to the Fairness of the Merger”

“Special Factors—Position of the Rollover Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of Squarespace’s Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Squarespace’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Merger Consideration”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

16(a)(2)(i) Preliminary Proxy Statement of Squarespace, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed on July 19, 2024 and incorporated herein by reference).

16(a)(2)(ii) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

16(a)(2)(iii) Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

16(a)(2)(iv) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

16(a)(2)(v) Email to Investors, dated May 13, 2024 (included in Schedule 14A filed on May 13, 2024 and incorporated herein by reference).

16(a)(2)(vi) Email to Employees, dated May 13, 2024 (included in Schedule 14A filed on May 13, 2024 and incorporated herein by reference).

16(a)(2)(vii) Current Report on Form 8-K, dated May 13, 2024 (included in Form 8-K filed on May 13, 2024 and incorporated herein by reference).

16(b)(i)* Fee Funding Agreement, dated May 13, 2024, executed by Permira VIII - 1 SCSp, Permira VIII - 2 SCSp, Permira VIII AIV LP1 L.P., Permira VIII AIV LP2 L.P., Permira VIII CIS SCSp, Permira VIII CIS 2 SCSp, PILI 1 Portfolio SCSp, PILI 2 Portfolio SCSp, PILI 4 Portfolio SCSp, Permira Investment Capital LP, Permira Investment Capital II LP, Permira Investment Capital III LP and accepted and agreed to by Spaceship Purchaser, Inc. and Squarespace, Inc.

16(b)(ii)* Equity Commitment Letter, dated May 13, 2024, executed by Permira VIII - 1 SCSp, Permira VIII - 2 SCSp, Permira VIII AIV LP1 L.P., Permira VIII AIV LP2 L.P., Permira VIII CIS SCSp, Permira VIII CIS 2 SCSp, PILI 1 Portfolio SCSp, PILI 2 Portfolio SCSp, PILI 4 Portfolio SCSp, Permira Investment Capital LP, Permira Investment Capital II LP, Permira Investment Capital III LP and accepted and agreed to by Spaceship Purchaser, Inc., Spaceship Parent, LP, Spaceship HoldCo, LLC and Spaceship Intermediate, Inc.

16(b)(iii)* Equity Commitment Letter, dated May 13, 2024, executed by Accel Leaders 4 L.P. (“Accel 4”), for itself and as nominee for, Accel Leaders 4 L.P., Accel Leaders 4 Entrepreneurs L.P., and Accel Leaders 4 Investors (2022) L.P. and Accel Leaders 3 L.P., for itself and as nominee for Accel Leaders 3 L.P., Accel Leaders 3 Entrepreneurs L.P. and Accel Leaders 3 Investors (2020) L.P. and accepted and agreed to by Spaceship Purchaser, Inc., Spaceship Parent, LP, Spaceship HoldCo, LLC and Spaceship Intermediate, Inc.

16(b)(iv)* Commitment Letter, dated May 13, 2024, executed by Blackstone Alternative Credit Advisors LP, Blackstone Holdings Finance Co. L.L.C., Blue Owl Credit Advisors LLC, Blue Owl Capital Corporation, Ares Capital Management LLC and accepted and agreed to by Spaceship Purchaser, Inc.

16(c)(i) Opinion of Centerview Partners LLC to the Special Committee of the Board of Directors of Squarespace, Inc., dated May 12, 2024 (included as Annex B to the Proxy Statement and incorporated herein by reference).

16(c)(ii)* Discussion materials prepared by Centerview Partners LLC, dated May 12, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.

16(c)(iii)* Discussion materials prepared by Centerview Partners LLC, dated March 26, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.

16(c)(iv)* Discussion materials prepared by Centerview Partners LLC, dated April 9, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.

16(c)(v)* Discussion materials prepared by Centerview Partners LLC, dated April 19, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.

16(c)(vi)* Discussion materials prepared by Centerview Partners LLC, dated April 25, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.

16(c)(vii)* Discussion materials prepared by Centerview Partners LLC, dated April 27, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.

16(c)(viii)* Discussion materials prepared by Centerview Partners LLC, dated May 12, 2024, for the Board of Directors of Squarespace, Inc.

16(c)(ix)* Discussion Materials of Goldman Sachs & Co. LLC to Permira, dated April 12, 2024

16(c)(x)* Discussion Materials of Goldman Sachs & Co. LLC to Permira, dated April 12, 2024

16(d)(i) Agreement and Plan of Merger, dated as of May 13, 2024, by and among the Company, Parent and Merger Sub (included as Annex A to the Proxy Statement and incorporated herein by reference).

16(d)(ii) Support Agreement, dated as of May 13, 2024, by and among Squarespace, Inc., Accel Leaders 3 L.P. and affiliated funds, and Spaceship Purchaser, Inc. (included as Annex C to the Proxy Statement and incorporated herein by reference).

16(d)(iii) Support Agreement, dated as of May 13, 2024, by and among Squarespace, Inc., General Atlantic (SQRS II), L.P. and Spaceship Purchaser, Inc. (included as Annex D to the Proxy Statement and incorporated herein by reference).

16(d)(iv) Support Agreement, dated as of May 13, 2024, by and among Squarespace, Inc., Anthony Casalena, Anthony Casalena 2019 Family Trust, Anthony Casalena Revocable Trust, Casalena Foundation. and Spaceship Purchaser, Inc. (included as Annex E to the Proxy Statement and incorporated herein by reference).

16(d)(v)* Interim Investors Agreement, dated as of May 13, 2024, by and among Spaceship Intermediate 1, LP, Spaceship Holdings GP 2, LLC, Spaceship Holdings MLP 1, LLC, Anthony Casalena, Anthony Casalena 2019 Family Trust, Anthony Casalena Revocable Trust, Casalena Foundation, General Atlantic (SQRS II), L.P.; Accel Leaders 3 L.P. and affiliated funds, Accel Leaders 4 L.P. and affiliated funds.

16(f)* Section 262 of the Delaware General Corporation Law.

107* Filing Fee Table.

* Previously Filed.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2024

SQUARESPACE, INC.

By:	/s/ Courtenay O’Connor
Name: Courtenay O’Connor
Title: General Counsel and Secretary

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2024

SPACESHIP PURCHASER, INC.

By:	/s/ Peter Flynn
Name: Peter Flynn
Title: Chief Executive Officer and President

SPACESHIP GROUP MERGERCO, INC.

By:	/s/ Peter Flynn
Name: Peter Flynn
Title: Chief Executive Officer and President

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2024

ACCEL LEADERS 3 L.P.

By:	/s/ Ryan Connor
Name: Ryan Connor
Title: Authorized Signatory

ACCEL LEADERS 3 ENTREPRENEURS L.P.

By:	/s/ Ryan Connor
Name: Ryan Connor
Title: Authorized Signatory

ACCEL LEADERS 3 ASSOCIATES L.P.

By:	/s/ Ryan Connor
Name: Ryan Connor
Title: Authorized Signatory

ACCEL LEADERS 3 INVESTORS (2020) L.P.

By:	/s/ Ryan Connor
Name: Ryan Connor
Title: Authorized Signatory

ACCEL LEADERS 3 GP ASSOCIATES L.L.C.

By:	/s/ Ryan Connor
Name: Ryan Connor
Title: Authorized Signatory

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2024

GENERAL ATLANTIC, L.P.

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC PARTNERS 100, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GAP COINVESTMENTS III, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GAP COINVESTMENTS IV, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GAP COINVESTMENTS V, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC (SPV) GP, LLC

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

GENERAL ATLANTIC (SQRS II), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
Name: Michael Gosk
Title: Managing Director

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2024

ANTHONY CASALENA

By:	/s/ Anthony Casalena
Name: Anthony Casalena

CASALENA FOUNDATION

By:	/s/ Anthony Casalena
Name: Anthony Casalena
Title: President

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2024

PERMIRA ADVISERS LLC

By:	/s/ Justin Herridge
Name:	Justin Herridge
Title:	Principal

PERMIRA VIII - 1 SCSP
by its portfolio manager and authorised representative
PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Thomas Amy
Name:	Thomas Amy
Title:	Director

PERMIRA VIII - 2 SCSP
by its portfolio manager and authorised representative
PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Thomas Amy
Name:	Thomas Amy
Title:	Director

PERMIRA VIII AIV LP1 L.P.
by its portfolio manager and authorised representative
PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Thomas Amy
Name:	Thomas Amy
Title:	Director

PERMIRA VIII AIV LP2 L.P.
by its portfolio manager and authorised representative
PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Thomas Amy
Name:	Thomas Amy
Title:	Director

PERMIRA VIII CIS SCSP
by its portfolio manager and authorised representative
PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Thomas Amy
Name:	Thomas Amy
Title:	Director

PERMIRA VIII CIS 2 SCSP
by its general partner
PERMIRA VIII GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

PILI 1 PORTFOLIO SCSP
by its general partner
PILI 1 PORTFOLIO GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

PILI 2 PORTFOLIO SCSP
by its general partner
PILI 2 PORTFOLIO GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

PILI 4 PORTFOLIO SCSP
by its general partner
PILI 4 PORTFOLIO GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

PERMIRA INVESTMENT CAPITAL LP
by its general partner
PERMIRA INVESTMENT CAPITAL GP LIMITED

By:	/s/ Wikus van Schalkwyk
Name:	Wikus van Schalkwyk
Title:	Director

PERMIRA INVESTMENT CAPITAL II LP
by its general partner
PERMIRA INVESTMENT CAPITAL GP LIMITED

By:	/s/ Wikus van Schalkwyk
Name:	Wikus van Schalkwyk
Title:	Director

PERMIRA INVESTMENT CAPITAL III LP
by its general partner
PERMIRA INVESTMENT CAPITAL GP LIMITED

By:	/s/ Wikus van Schalkwyk
Name:	Wikus van Schalkwyk
Title:	Director

SURVEYORLUX SCSP

By: Permira VIII Holdco GP S.à r.l.,
its managing general partner

By:	/s/ Eddy Perrier
Name:	Eddy Perrier
Title:	Manager

PERMIRA MANAGEMENT S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Thomas Amy
Name:	Thomas Amy
Title:	Manager

PERMIRA VIII GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

PERMIRA VIII HOLDCO GP S.À R.L.

By:	/s/ Cédric Pedoni
Name:	Cédric Pedoni
Title:	Manager

SPACESHIP HOLDINGS GP 1, LLC

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

SPACESHIP INTERMEDIATE 1, LP

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

SPACESHIP HOLDINGS GP 2, LLC

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

SPACESHIP PARENT, LP

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

SPACESHIP HOLDCO, LLC

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

SPACESHIP MIDCO, INC.

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

SPACESHIP INTERMEDIATE 2, INC.

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President